Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

Pricing Supplement Dated October 27, 2023 To the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated March 3, 2022	$17,400,000 Buffered Enhanced Return Notes Linked to the SPDR® Gold Shares, Due October 30, 2025 Royal Bank of Canada

Royal Bank of Canada is offering Buffered Enhanced Return Notes (the “Notes”) linked to the performance of the SPDR® Gold Shares (the “Reference Asset”).
Reference Asset	Initial Price	Buffer Price*
SPDR® Gold Shares (“GLD”)	$186.15	$173.12, which is 93% of its Initial Price
*Rounded to two decimal places.
•
If the Final Price of the Reference Asset is greater than the Initial Price, the Notes will pay at maturity a return equal to 128% of the Percentage Change, subject to a Maximum Redemption Amount of 150% of the principal amount of the Notes.

•	If the Final Price is less than or equal to the Initial Price, but is greater than or equal to the Buffer Price, the Notes will pay the principal amount at maturity.
•	If the Final Price is less than the Buffer Price, investors will lose 1% of the principal amount for each 1% that the Final Price has decreased by more than 7% from the Initial Price.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: November 1, 2023
Maturity Date: October 30, 2025
CUSIP: 78016N2E6
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated March 3, 2022, and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$17,400,000
Underwriting discounts and commissions(1)	0.00%	$0.00
Proceeds to Royal Bank of Canada	100.00%	$17,400,000
(1) RBC Capital Markets, LLC (“RBCCM”), acting as our agent, will not receive a commission in connection with its sales of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date was $990.77 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	SPDR® Gold Shares (GLD)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	October 27, 2023
Issue Date:	November 1, 2023
Valuation Date:	October 27, 2025
Maturity Date:	October 30, 2025, subject to extension for market and other disruptions, as described in the product prospectus supplement dated March 3, 2022.
Payment at Maturity (if held to maturity):
If the Final Price is greater than the Initial Price (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:
1.            Principal Amount + [Principal Amount x (Percentage Change x Participation Rate)] and
2.            the Maximum Redemption Amount
If the Final Price is less than or equal to the Initial Price, but is greater than or equal to the Buffer Price (that is, the Percentage Change is between 0% and -7.00%), then the investor will receive the principal amount only.
If the Final Price is less than the Buffer Price (that is, the Percentage Change is less than -7.00%), then the investor will receive a cash payment equal to:
Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
In this case, you will lose some or a significant portion of the principal amount.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Initial Price:	The closing share price of the Reference Asset on the Trade Date, as set forth on the cover page of this pricing supplement.
Final Price:	The closing share price of the Reference Asset on the Valuation Date.
Participation Rate:	128% (subject to the Maximum Redemption Amount)
Maximum Redemption Amount:	150% multiplied by the principal amount, or $1,500 per $1,000 in principal amount
Buffer Percentage:	7%
Buffer Price:	93% of the Initial Price, as set forth on the cover page of this pricing supplement.

P-2	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
Principal at Risk:	The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if the Final Price is less than the Buffer Price.
Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of Ashurst LLP, our special U.S. tax counsel) in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section, and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated March 3, 2022, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Price or the share price of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Buffer Percentage of 7%, resulting in a Buffer Price of 93% of the Initial Price, the Participation Rate of 128%, the Maximum Redemption Amount of 150% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.
Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5%
	Payment at Maturity:	$1,000 + [$1,000 x (5% x 128%)] = $1,000 + $64 = $1,064
	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,064, a 6.4% return on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Percentage Change:	60%
	Payment at Maturity:
$1,000 + ($1,000 x 60% x 128%) = $1,000 + $768 = $1,768
However, the Maximum Redemption Amount is $1,500. Accordingly, you will receive a payment at maturity equal to $1,500 per $1,000 in principal amount of the Notes.

	On a $1,000 investment, a 60% Percentage Change results in a Payment at Maturity of $1,500, a 50% return on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-5%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.
	On a $1,000 investment, a -5% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-35%
	Payment at Maturity:	$1,000 + [$1,000 x (-35% + 7%)] = $1,000 - $280 = $720
	On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $720, a -28% return on the Notes.

P-5	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical payments at maturity for a hypothetical range of performance for the Reference Asset, based on the Participation Rate of 128%, the Buffer Percentage of 7% and the Maximum Redemption Amount of 150% of the principal amount.
Hypothetical Percentage Changes are shown in the first column on the left. The second column shows the corresponding Redemption Amount for these Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Redemption Amount to be paid on the Notes per $1,000 in principal amount.

Hypothetical Percentage Change	Redemption Amount as Percentage of Principal Amount	Redemption Amount per $1,000 in Principal Amount
60.00%	150.00%	$1,500.00
50.00%	150.00%	$1,500.00
40.00%	150.00%	$1,500.00
39.07%	150.00%	$1,500.00
30.00%	138.40%	$1,384.00
20.00%	125.60%	$1,256.00
10.00%	112.80%	$1,128.00
5.00%	106.40%	$1,064.00
0.00%	100.00%	$1,000.00
-5.00%	100.00%	$1,000.00
-7.00%	100.00%	$1,000.00
-10.00%	97.00%	$970.00
-20.00%	87.00%	$870.00
-30.00%	77.00%	$770.00
-40.00%	67.00%	$670.00
-50.00%	57.00%	$570.00
-60.00%	47.00%	$470.00
-70.00%	37.00%	$370.00
-80.00%	27.00%	$270.00
-90.00%	17.00%	$170.00
-100.00%	7.00%	$70.00

P-6	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms of the Notes
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You May Receive Less Than the Principal Amount at Maturity — Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the share price of the Reference Asset. You will lose 1% of the principal amount of the Notes for each 1% that the Final Price is less than the Initial Price by more than 7%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

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Your Potential Payment at Maturity Is Limited — The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

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Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on the Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive any distributions, or any other rights that holders of shares of the Reference Asset would have. Further, because the payment at maturity will not exceed the Maximum Redemption Amount, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the share price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

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Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes-Market Disruption Events” in the product prospectus supplement.

Risks Relating to the Secondary Market for the Notes
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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

P-7	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value of the Notes that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the share price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to the Reference Asset
•
The Price of the Reference Asset is Linked Closely to the Price of Gold, Which May Change Unpredictably and Affect the Value of the Notes in Unforeseeable Ways — The Reference Asset attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion. As a result, the value of the Notes relates directly to the value of the gold held by the Reference Asset. Investments in securities linked to an exchange traded fund such as the Reference Asset, which is linked to the price of a single commodity, may be considered speculative. The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The method for determining the price of gold held by the Reference Asset, as described below, is not the same as U.S. futures markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in these markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.
Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by

P-8	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs in the countries in which gold is mined, and short-term changes in supply and demand because of investment, trading and hedging activities in the gold market, including trading activities of hedge funds and commodity funds. It is not possible to predict the aggregate effect of all or any combination of these factors.
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Investing in the Notes Linked to the Reference Asset Is Not the Same as Investing Directly in Gold — The performance of the Reference Asset may not fully replicate the price of gold due to the fees and expenses charged by the Reference Asset, restrictions on access to gold or other circumstances. The Reference Asset does not generate any income, and because it regularly sells its asset to pay for its ongoing expenses, the amount of assets represented by the Reference Asset may gradually decline over time. The Reference Asset sells its assets to pay expenses on an ongoing basis irrespective of whether the trading price of its assets rise or fall in response to changes in the price of its assets. The sale of the Reference Asset’s assets to pay expenses at a time of low asset prices could adversely affect the price of the Reference Asset. Additionally, there is a risk that part or all of the Reference Asset’s assets could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

During periods of market volatility, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from its net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the price of gold as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
•
Changes in the Methodology Used to Calculate the Gold Price or Changes in Laws or Regulations Which Affect the Price of Gold May Affect the Value of the Notes — The London Bullion Market Association (the “LBMA”) sets the fixings of gold (the “gold spot price”) used to determine the value of gold held by the Reference Asset, and may adjust the determination of the gold spot price in a way that adversely affects the value of the Notes. In setting the price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold spot price. Any change of this kind could cause a decrease in the gold spot price, which would adversely affect the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the gold spot price and, as a result, could adversely affect the value of the Notes.
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There Are Risks Associated with the LBMA Gold Price — The gold held by the Reference Asset is valued based upon the “LBMA Gold Price”. The LBMA Gold Price is a gold price benchmark mechanism administered by ICE Benchmark Administration (“IBA”), an independent specialist benchmark administrator appointed by London Bullion Market Association. The prices are determined using an electronic auction. Electronic markets are not exempt from failures. In addition, electronic trading platforms may be subject to influence by high-frequency traders with results that are highly contested by the industry, regulators and market observers. It is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Gold Price on any given day. Furthermore, if a perception were to develop that the prices are vulnerable to manipulation attempts, or if the proceedings surrounding the determination and publication of the prices were seen as unfair, biased or otherwise compromised by the markets, the behavior of investors and traders in gold may change, and those changes may have an effect on the price of gold (and, consequently, the value of the Reference Asset). In any of these circumstances, the

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intervention of extraneous events disruptive of the normal interaction of supply and demand of gold at any given time, may result in distorted prices and losses in value of the Reference Asset that, but for such extraneous events, might not have occurred. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA Gold Price, which could adversely affect the value of the Notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA Gold Price. All of these factors could adversely affect the price the Reference Asset and, therefore, the return on the Notes.
•
Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally — The Reference Asset holds a single commodity and not a diverse basket of commodities or components of a broad-based commodity index. The Reference Asset’s assets may not correlate to the price of gold generally and may diverge significantly from the price of gold generally. As a result, the Notes carry greater risk and may be more volatile than a security linked to the prices of more commodities or a broad-based commodity index.

•
Adjustments to the Reference Asset Could Adversely Affect the Notes — The Sponsor of the Reference Asset is responsible for maintaining the Reference Asset. The Sponsor can add, delete or substitute the assets held by the Reference Asset. The Sponsor may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We and Our Affiliates Do Not Have Any Affiliation with the Sponsor and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with Sponsor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Sponsor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Sponsor or the Reference Asset contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Reference Asset Is Subject to Management Risks — The Reference Asset is subject to management risk, which is the risk that the Sponsor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the assets held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

P-10	RBC Capital Markets, LLC

Buffered Enhanced Return Notes
INFORMATION REGARDING THE REFERENCE ASSET
Information filed with the SEC relating to the GLD under the Securities Exchange Act of 1934, as amended, can be obtained through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
SPDR® Gold Shares (“GLD”)
The Reference Asset issues SPDR® Gold Shares (the “Shares”) which represent units of fractional undivided beneficial interest in and ownership of the Reference Asset. World Gold Trust Services, LLC is the sponsor of the Reference Asset (the “Sponsor”). BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Reference Asset (the “Trustee”). HSBC Bank plc is the custodian of the Reference Asset (the “Custodian”), and State Street Global Advisors Funds Distributors, LLC is the marketing agent of the Reference Asset (the “Marketing Agent”). The Reference Asset intends to issue additional Shares on a continuous basis through its Trustee. The Reference Asset is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its Sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.
Filings relating to the Reference Asset may be obtained through the SEC website, at sec.gov. Information on that website is not included or incorporated by reference in this document.
The Shares may be purchased from the Reference Asset only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a “Basket”). The Reference Asset issues Shares in Baskets to certain authorized participants (“Authorized Participants”), on an ongoing basis. Baskets are offered continuously at the net asset value (“NAV”) for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.
The investment objective of the Reference Asset is to reflect the performance of the price of gold bullion, less the Reference Asset’s expenses. The Reference Asset holds gold bars. The Reference Asset issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Reference Asset are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Reference Asset is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.
The Shares of the Reference Asset represent units of fractional undivided beneficial interest in and ownership of the Reference Asset, the primary asset of which is allocated (or secured) gold. The Reference Asset is not managed like a corporation or an active investment vehicle. The gold held by the Reference Asset will be sold only: (1) on an as-needed basis to pay the Reference Asset’s expenses, (2) in the event the Reference Asset terminates and liquidates its assets or (3) as otherwise required by law or regulation.
Creation and Redemption
The Reference Asset creates and redeems the Shares from time to time, but only in one or more Baskets (a “Basket” equals a block of 100,000 Shares). The creation and redemption of Baskets requires the delivery to the Reference Asset or the distribution by the Reference Asset of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined NAV of the number of Shares included in the Baskets being created or redeemed. The initial amount of gold required for deposit with the Reference Asset to create Shares for the period from the formation of the Reference Asset to the first day of trading of the Shares on the NYSE was 10,000 ounces per Basket. The number of ounces of gold required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the Reference Asset’s expenses and the sale of the Reference Asset’s gold to pay the Reference Asset’s expenses. Baskets may be created or redeemed only by authorized

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participants, who pay a transaction fee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors.
Valuation of Gold; Computation of Net Asset Value
The Trustee determines the NAV of the Reference Asset on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Reference Asset is the aggregate value of the Reference Asset’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Reference Asset’s NAV, the Trustee values the gold held by the Reference Asset based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.
The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Reference Asset’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Reference Asset through gold accounts it maintains for Authorized Participants and the Reference Asset. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.

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Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset from January 1, 2013 to October 27, 2023. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation.
The SPDR® Gold Shares (“GLD”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated March 3, 2022 under “Supplemental Discussion of U.S. Federal Income Tax Consequences”.
Under current law, long-term capital gain recognized on a sale of “collectibles” (which includes, among other things, metals) or an ownership interest in certain entities that hold collectibles is generally taxed at the maximum 28% rate applicable to collectibles. It is possible that long-term capital gain from a taxable disposition of the Notes may be subject to the rate applicable to collectibles, instead of the general rates that apply to long-term capital gain.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service (the “IRS”) has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on November 1, 2023, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution — Conflicts of Interest” in the prospectus dated September 14, 2021.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

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STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value that is set forth on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you. The initial offering price of the Notes also reflects our estimated hedging costs. These factors resulted in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to Royal Bank’s Form 6-K filed with the SEC dated September 14, 2021.

In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.

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